

BUSINESS OVERVIEW
July 2016
Hispanica International Delights of America Inc.

ISP

OTC HISP

July 27, 2016



WHO IS HISPANICA INTERNATIONAL DELIGHTS OF AMERICA

Hispanica International Delights of America, Inc. (OTC: HISP) is a diversified Hispanic and Ethnic food and beverage company. The Company is executing growth from existing proprietary brands, a wholesale distribution division, and through an acquisition strategy by utilizing its public vehicle as a potential long-term exit strategy for the shareholders of the acquired company.

BOARD OF DIRECTORS

Fernando "Oswaldo" Leonzo - Founder and the Chairman & Chief Executive Officer
Prior to HISP, Mr. "Oswaldo" Leonzo has worked in the food & beverage industries for 14 years with several major import and distribution companies ranging from gourmet foods to ethnic food products. Mr. "Oswaldo" Leonzo has established long standing relationships with food & beverage manufacturers, as well as a solid clientele base of distributors throughout the U.S. in the Ethnic Food Distribution industry. Previously, he spent a decade in the financial services industry, including work with a major clearinghouse on Wall Street.

Robert Gunther - Founder and COO
Mr. Gunther 25+ years experience in manufacturing, marketing, and sales primarily in consumer goods. He has developed a large portfolio of accounts in both the retail and apparel industry. As Vice President of Premier Narrow Fabrics, where he was responsible for millions in sales for major accounts. His proven track record in guiding sizeable teams is supported by a history of outstanding customer and vendor relationships, while ensuring quality customer service.

John Romagosa – President and Director
Mr. Romagosa is currently the managing director and founder of Latin Sales & Marketing, LLC. LSM facilitates the emergence of major Latin manufacturers and US manufacturers. Mr. Romagosa was the managing director and partner of Falcon International Distributors, LLC, a leading ethnic foods distributor on the East Coast. Mr. Romagosa helped build that company from $9 million in revenues to over $100 million in revenues during his tenure before successfully selling the business in 2011. He has received Chamber of Commerce awards in New York and New Jersey, and has been responsible for the contribution of over a million pounds of donated products to food banks in the Northeastern United States.

Bassam Damaj, PhD - Director
Dr. Damaj is currently is the President and CEO of Innovus Pharmaceuticals, Inc. (OTCQB:INNV) Prior to joining Innovus Pharma, Dr. Damaj served as President and CEO of Apricus Biosciences, Inc. from December 2009 to November 2012. Dr. Damaj was also co-founder of Bio-Quant, Inc, where he was CEO, Chief Scientific Officer and director from 2000 until its acquisition by Apricus Biosciences, Inc. (NASDAQ:APRI) in December 2009. Dr. Damaj has proven international experience in drug development, commercial sales, over $1billion in commercial partnerships completed, strategy development, operational management and people skills, financing and financial management, and stakeholder communications in public and private life sciences/biotechnology companies. Dr. Damaj holds a PhD. in Immunology/Microbiology from Laval University and completed a post-doctoral fellowship ion Molecular oncology from McGill University.

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MANAGEMENT

Nick Scribner - Director of Sales Texas
Mr. Scribner has over 18 years experience in retail being responsible for driving business and market growth in multiple retail facilities by assessing economic trends, changing demographics and competitive market share. His responsibilities have included developing action plans to achieve overall financial and marketing goals and initiatives, while ensuring the effectiveness of operations, merchandising, inventory, signing and pricing. Responsible for guiding the leadership development process by anticipating turnover, promoting opportunities to attract and retain a high performing diverse workplace.

Sam Pena - Director of Product Development
Mr. Pena has 14 years experience with food manufacturing and product development. As Manufacturing Manager, Mr. Pena oversaw production departments and took part in the research and development of new products. He holds a Green Belt certification in Lean 6 Sigma, HACCP Certification, Food Safety Certification, and an ISO Certification.

Fil Campos - Director of Sales California
Mr. Campos' career expands over forty years in the consumer product goods industry from retail to wholesale, food service to groceries, distributor to account manager. As co-owner of Assure Brands, Inc. Mr. Campos services numerous outlets in California with ten different brands.

ADVISORS TO THE BOARD

Patrick Cole - President, Armada Mercantile Ltd.

Mr. Cole was appointed a director of Armada Mercantile Ltd. on April 19, 1991 and has served as President since July 2, 1991. Mr. Cole is a seasoned venture capitalist and financier who has participated and raised million dollars from private investor clients and international banking contacts. Mr. Cole has cultivated relationships over the past 28 years with European banks, private equity firms and broker dealers worldwide. Mr. Cole has an extensive and successful background in raising capital, merchant banking, negotiating letters of intent and structuring transactions. Mr. Cole invests a substantial amount of time with client companies, investors and shareholder contacts, which Mr. Cole feels is key to future success.

HISP brands emulate the flavors, tastes, and traditions that have been known for generations among the Hispanic and other ethnic groups, which are now becoming part of the American mainstream diet.


GRAN ÑEVADA
AGUAS FRESCAS
MANGO
GUAYABA/GUAVA
De Morro
All Natural
Aguas Frescas
All Natural
JAMAICA
Hibiscus
TAMARINDO
Tamarind
PIÑA/PINEAPPLE

WHAT WE DO



➢ **HISP distributes fruit juices, nectars, and milk based products**

➢ **HISP will soon will begin distributing food products like dry goods, preserves, and bakery products as well as other items in the beverage category such as teas, carbonated drinks.**

➢ **The brands distributed are under a proprietary basis (through distribution agreements and/or exclusive licensing arrangements and eventually outright ownership).**

➢ **HISP is also committed in building long-term relationships with its consumers by offering superior, high quality products at the most competitive prices.**

BUSINESS SEGMENTS

HISP's objective is to grow as rapidly as possible (both organically and via strategic alliances and acquisitions) using the public capital markets for access to capital. The companies and assets sought by HISP will be those that already have market penetration in the following segments:



Food distribution and mfg

+

Beverage

Brands and distribution

+

Food service

Distribution

=

HISP

Hispanica International Delights of America, Inc.

EXECUTION STAGES

1. EXPANSION OF PROPRIETARY BRANDS

HISP exclusively distributes about $400,000 in GRAN NEVADA (GN) products, and our objective is to try to grow the GN business to over $1 million in 12 months. Our management team has over 30 years of combined experience in the Hispanic food and beverage industry to generate these sales.

2. 1st Acquisition DIRECT STORE DELIVERY (DSD)

Management has acquired the company's first DSD in an all cash purchase. HISP has new key personnel with previous managerial experience and success to begin the implementation of increasing sales of HISP to potentially growing the business with a target of $5MM in revenues with Stages 1 & 2.

3. MERGERS & ACQUISITIONS

HISP plans to continue its growth via mergers and acquisitions. Our next targeted acquisition company is currently generating $10 million in revenues yearly and services the largest consumer market in the U.S.- The New York City Tri-State Region.

GRAN NEVADA PRODUCT EXPANSION



- ➢ **New Brands:**
  - ➢ **Horchata**
    - ➢ **Aguas Frescas**
    - ➢ **De Morro**
  - ➢ **Gran Nevada**
    - ➢ **Mango, Guava and Tamarind**

Brands with Exclusive Distribution


Not All
COFFEE
is created equal.
COLD-BREW
HIGH Brew
COFFEE
Double ESPRESSO
Mexican VANILLA
Salted CARAMEL
Dark Chocolate MOCHA
Dairy Free BLACK & BOLD


Hubert's
LEMONADE
ALL NATURAL SINCE 1935


PREMIUM ENERGY DRINK
XTREME ENERGY DRINK
XYIENCE
xenergy
CHERRY LIME
BLU POM
CRAN RAZZ
MANGO GUAVA
FRUIT PUNCH
ORANGE FUEL
CHERRY RUSH
CITRUS SLAM
UFC
16 fl. oz. (473 ml)


MARLEY'S
MELLOW MOOD
BLACK TEA
16 FL. OZ (473 mL)

Distribution Into Major Retailers

Through its wholly owned subsidiary, Energy Source Distributors, Inc. (ESD), HISP now has access to top retailers in the Northern California market!







Projected Growth of Hispanic Buying Power

Source: Selig Center for Economic Growth, *The Multicultural Economy*, 2010

HISPANICS CONSIST OF 50.5 MILLION PEOPLE OR 16.3% OF THE U.S. POPULATION. THEY ARE PROJECTED TO REACH 24% IN 2050.

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LATINOS IN THE U.S. ARE...



50.5 MILLION PEOPLE



16.3%

OF THE POPULATION



1 IN EVERY 6 INDIVIDUALS



1 IN EVERY 4 CHILDREN



56% OF THE POPULATION GROWTH FROM 2000 TO 2010



$1.5 TRILLION IN BUYING POWER

65.5%	MEXICAN
9.1%	PUERTO RICAN
3.6%	SALVADORAN
3.5%	CUBAN
2.8%	DOMINICAN
2.2%	GUATEMALAN
1.9%	COLOMBIAN

...AND MORE



LATINO BRANDING**POWER**

CORPORATE STRUCTURE AFTER CLOSING THE FIRST TWO ACQUISITIONS



Corp HQ — HISP

Acquisitions — ESD, JFC

Proprietary Brands — GN, PR, PL

Legend: HISP= Hispanica International Delights of America, Inc.

ESD= Energy Source Distribution, JFI = J*** Foods, GN= GRAN NEVADA, PR = Plantain Republic, PL = Private Label Business**

HISP OPERATES IN THE U.S.A.


OREGON
IDAHO
Boise
WYOMING
S. DAKOTA
Pierre
Minneapolis
St. Paul
WISCONSIN
MICHIGAN
NEW YORK
Albany
VER.
N.H.
Concord
MASS.
Boston
Providence
Buffalo
CONN.
Hartford
R.I.
New York
Milwaukee
Madison
Lansing
Detroit
PENNSYLVANIA
Philadelphia
N. JERSEY
Trenton
Harrisburg
DELAWARE
Dover
MARYLAND
Annapolis
Washington D.C.
Sacramento
Carson City
Salt Lake City
Cheyenne
NEBRASKA
IOWA
Des Moines
Chicago
Cleveland
INDIANA
OHIO
San Francisco
NEVADA
UTAH
Denver
Lincoln
ILLINOIS
Indianapolis
Columbus
COLORADO
Topeka
Kansas City
Springfield
St. Louis
Cincinnati
W. VIRGINIA
Charleston
Richmond
CALIFORNIA
Jefferson City
Frankfort
VIRGINIA
Las Vegas
KANSAS
MISSOURI
KENTUCKY
Raleigh
Santa Fe
Nashville
N. CAROLINA
Los Angeles
Oklahoma City
TENNESSEE
ARIZONA
Little Rock
Memphis
S. CAROLINA
San Diego
NEW MEXICO
Phoenix
OKLAHOMA
ARKANSAS
ALABAMA
Atlanta
Columbia
MISSISSIPPI
Jackson
Montgomery
GEORGIA
Dallas
TEXAS
Baton Rouge
Tallahassee

The Lower 48 States….

2016 Accomplishments

- Opened $7.5 MM Line of Credit

- Closed First Acquisition

- Identified multiple additional acquisitions, many of which should close during remainder of year

- Additional synergies once acquisitions are closed

Why invest in HISP?

- Strong, Proven Management Team with experience in ethnic foods and financial services

- Revenue Generating Company

- Fast Growing Industry

- In advanced discussions for additional profitable revenues generating acquisitions

- Extensive retail distribution

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GROWTH & OPPORTUNITY



- Expand Proprietary Brands!
- Acquire DSD infrastructures
- HISP to continue organic and strategic growth
- To become a Top 5 Company in the Ethnic Food Industry in the United States!

CONCLUSION



• HISP is one of the few pure play public companies in the large and growing Hispanic and ethnic foods industry.

• Our goal is to make the financial markets recognize HISP as the next potential growth story in the food industry with keys to success!

PUBLIC COMPANY INFORMATION

Ticker Symbol :   HISP

Stock Price : $0.75 (as of Jul 25 2016)

Market Cap : $9.6 MM (as of Jul 25 2016)

Shares Outstanding :   12,929,471 shares issued and outstanding
(as of April 14, 2016)

52-Week Range : $0.50 - $2.69

Fiscal Year End :   May 31

CONTACT INFORMATION

Fernando Oswaldo Leonzo

Chief Executive Officer

Tel: 866.928.5070

Email: foleonzo@hidainc.com

info@hidainc.com